SECURITIES AND EXCHANGE COMMISION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month April 2003

Fresenius Medical Care Corporation
(Translation of registrant’s name into English)

Else-Kröner Strasse 1
61346 Bad Homburg v.d.H.
Germany
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under the cover Form 20-F or 40-F

Form 20-F ☑	Form 40-F ☐

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82

     Pursuant to the provisions of General Instruction B to Form 6-K, Fresenius Medical Care Aktiengesellschaft (the “Registrant”) is disclosing the following information:

ITEM 7. Financial Statements, Pro Forma Financial Information and Exhibits

a)	Financial Statements of Business Acquired

Not applicable.

b)	Pro Forma Financial information

Not applicable.

c)	Exhibits

Exhibit 99.1	Agenda of the Annual General Meeting of Fresenius Medical Care Aktiengesellschaft on May 22, 2003 published on April 8, 2003 in the German electronic-Bundesanzeiger (Federal Gazette) and in condensed form in the Börsenzeitung. The agenda will be mailed to ADR holders at a later date.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

DATE: April 8, 2003	FRESENIUS MEDICAL CARE
AKTIENGESELLSCHAFT

By: /s/ Ben Lipps

Name: Dr. Ben Lipps Title: Chairman of the Management Board

By: /s/ Ulf M. Schneider

Name: Dr. Ulf M. Schneider Title: Chief Financial Officer

Exhibit 99.1

Agenda of the General Meeting

FRESENIUS MEDICAL CARE
AKTIENGESELLSCHAFT
Hof an der Saale

Invitation to the Ordinary General Meeting

–	ISIN: DE0005785802 // Securities Identification Numbers 578 580 -
–	ISIN: DE0005785836 // Securities Identification Numbers 578 583 -
–	ISIN: DE0007474561 // Securities Identification Numbers 747 456 -
–	US3580291066 // American Depositary Receipts Identification Numbers 879529 -
–	US3580292056 // American Depositary Receipts Identification Numbers 903 780 -

We hereby invite our shareholders to the

Ordinary General Meeting

to be held at the Marriott Hotel, Hamburger Allee 2  –  10, 60486 Frankfurt am Main, on Thursday, May 22, 2003 at 10:00 a.m.

Agenda

1.	Presentation of the approved annual financial statements of Fresenius Medical Care AG for the 2002 fiscal year. Presentation of the annual report on the economic position of Fresenius Medical Care AG for the 2002 fiscal year. Presentation of the report of the Supervisory Board

2.	Resolution on appropriation of the distributable profit

The Management Board and the Supervisory Board propose that the distributable profit in the amount of Euro 233,536,454.67 shown in the annual financial statements be used in the following way:

Dividend payment of Euro 0.94 per each of the 70 million common shares that is entitled to dividend payment	Euro 65,800,000.00
Dividend payment of Euro 1.00 per each of the 26,188,575 preference shares that is entitled to dividend payment	Euro 26,188,575.00
Amount carried forward to new account	Euro 141,547,879.67
Balance sheet profit	Euro 233,536,454.67
The dividend is payable on 23 May 2003.

3.	Resolution to approve the activities of the Management Board during the 2002 fiscal year

The Management Board and the Supervisory Board propose that the approval should be given for the fiscal year 2002.

4.	Resolution to approve the activities of the Supervisory Board during the 2002 fiscal year

The Management Board and the Supervisory Board propose that the approval should be given for the fiscal year 2002.

5.	Selection of the auditor for the 2003 fiscal year

The Supervisory Board proposes to elect KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Frankfurt am Main, as auditor for the 2003 fiscal year.

6.	Resolution on Amendments to the Articles of Association

Amendments to the Stock Corporation Act, in particular, the Transparency and Publicity Act and the introduction of the German Corporate Governance Code require various amendments to the Articles of Association.

The Management Board and the Supervisory Board propose to enact the following amendments to the Articles of Association:

6.1	Amendment of § 3 sub paragraph 1 of the Articles of Association (Notifications)

Since 01.01.2003, all notifications prescribed by the Stock Corporation Act or the Articles of Association must mandatorily be made in the electronic Federal Gazette. In order to clarify that the Articles of Association do not intend that notifications be (also) made in the printed Federal Gazette, § 3 sub paragraph 1 of the Articles of Association shall now read as follows:

“All notifications of the Company shall be made in the electronic Bundesanzeiger [Federal Gazette].”

6.2	Deletion of § 6 sub paragraph 1 sentence 4 of the Articles of Association (the number of members of the Management Board)

§ 6 sub paragraph 1 sentence 4 of the Articles of Association still contains a provision on the number of members of the Management Board until the appointment for the first time of additional members. This provision has become redundant. § 6 sub paragraph 1 sentence 4 of the Articles of Association, which reads:

“Until the first time appointment of one or more further management board members, the management board shall consist of one person, even if the Company’s balance sheet total exceeds DM 3 million.”.

shall be deleted without replacement.

6.3	Amendment of § 7 sub paragraph 3 a) b) and d) of the Articles of Association (Representation of the Company)

The thresholds for transactions requiring approval are to be adjusted to the changed circumstances and are therefore increased. For this reason, the provisions of § 7 sub paragraph 3 a), b) and d) shall be redrafted to read as follows:

“a) acquisition, alienation or encumbrance of real estate and equivalent rights if and to the extent that, in the individual case, an amount of Euro 5,000,000 or, in case of encumbrance, the security for the allowed credit line is exceeded;

“b) acquisition, establishment, alienation of or charges on shareholdings in other enterprises if and to the extent that an amount of Euro 5,000,000 is exceeded in the individual case;”

"d) conclusion of any legal transaction of the Company with or toward another undertaking holding the majority of the shares in the Company within the meaning of Section 16 AktG or with or toward an enterprise affiliated with such undertaking within the meaning of Section 15 AktG if and when such legal transaction is beyond the ordinary course of business or the amount involved in such legal transaction exceeds in individual case Euro 3,000,000.”

6.4	Amendment of § 10 sub paragraph 1 of the Articles of Association (Calling of meetings of the Supervisory Board)

Hitherto, the Supervisory Board can be called together only in writing, except in urgent cases. In view of the increasing significance of electronic means of communication, in particular of e-mail, and its advantages in sending documents of considerable volume, § 10 sub paragraph 1 of the Articles of Association shall be redrafted to read as follows:

“The meetings of the Supervisory Board shall be called by the chairman by notice subject to a notice period of fourteen (14) days. The meetings may be called in writing, by telefax or by other electronic means of communication. The invitation on the agenda must be stated in the notice of meeting. Notwithstanding sentence 2, in urgent cases, this period may be shortened and the meeting may be called by telegram, telex or telephone”.

6.5	Amendment of § 10 sub paragraph 2 of the Articles of Association (the form of taking resolutions at the Supervisory Board).

Due to the amendments to the Stock Corporation Act, the admissibility of Supervisory Board meetings by video conference is facilitated, as is the passing of resolutions of the Supervisory Board outside of meetings, even if a member of the Supervisory Board objects. § 10 sub paragraph 2 of the Articles of Association shall therefore be redrafted to read as follows:

“The meetings of the Supervisory Board shall in the regular case be by personal attendance. It is, however, admissible that meetings of the Supervisory Board be held by way of a video conference or that individual Supervisory Board members participate by way of video link, provided that in these cases the passing of resolutions also takes place by the way of a video conference or video link. Outside of meetings, resolutions in writing, telegraph, telefax, telex, telephone or electronic communication (e-mail etc.) are admissible, if this is ordered by the chairman of the Supervisory Board, or in the event of his being unable to act, by his deputy.”

Accordingly, § 10 sub paragraph 6 sentence 3 of the Articles of Association shall be redrafted to read as follows:

“Any minutes to be prepared outside of the meeting by personal attendance (“Präsenzsitzung”), as outlined in sub paragraph 2 with respect to resolutions shall be signed by the chairman of the Supervisory Board.”

6.6	Amendment of § 11 sub paragraph 2 sentence 2 of the Articles of Association (Request of individual Supervisory Board members for reports)

Because of the Transparency and Publicity Act, § 90 sub paragraph 3 sentence 2 of the Stock Corporation Act, has been amended. The Management Board can now no longer refuse a request of an individual Supervisory Board member for a report. As well as amendment of the Articles of Association in accordance with the new legal situation, the right of every Supervisory Board member alone to inspect and audit is now to apply in the future accordingly. § 11 sub paragraph 2 sentence 2 of the Articles of Association shall therefore be redrafted to read as follows:

“This right to inspect and audit can also be claimed by any individual Supervisory Board member”.

The reference in § 11 sub paragraph 2 sentence 3 of the Articles of Association to the above mentioned newly drafted provisions now leads also to the new legal position for the request for reports by individual Supervisory Board members. As the reference in § 3 sentence 3 is broader then referenced in § 90 sub paragraph 3 sentence 2 Stock Corporation Act, § 11 sub paragraph 3 sentence 3 of the Articles of Association will be amended as follows for further clarification:

"§ 11 sub paragraph 2, sentences 2 and 3 apply mutates mutandis with the proviso, that the report can only be given to the Supervisory Board.”

6.7	Clarifying amendment of § 11 sub paragraph 5 of the Articles of Association (Authority of the Supervisory Board to amend the Articles of Association)

§ 11 sub paragraph 5 of the Articles of Association shall, for clarity, be redrafted to read as follows:

“The Supervisory Board shall be entitled, without resolution of the General Meeting, to make any amendments to the Articles of Association which concern only the wording.”

6.8	Addition to § 13 of the Articles of Association (Remuneration of the Supervisory Board)

The German Corporate Governance Code (No. 5.4.5) recommends that membership of committees be taken into account when fixing remuneration. A new sub paragraph 4 shall be added to § 13 of the Articles of Association, which reads as follows:

"(4)	As a member of a committee, a Supervisory Board member shall receive, in addition, USD 15,000 per year, or as chairman of a committee, USD 25,000 per year, payable in each case in 4 equal installments at the end of each calendar quarter.”

The existing sub paragraph 4 will become sub paragraph 5.

6.9	Amendment of § 14 sub paragraph 1 of the Articles of Association (Notice period for calling the General Meeting)

Because of the new Securities Acquisition and Takeover Act, a General Meeting can, in certain cases, be called with a notice period of less than one month (§ 16 sub paragraph 4 sentence 1 Securities Acquisition and Takeover Act). The Articles of Association should make use of this statutory possibility. § 14 sub paragraph 1 of the Articles of Association shall therefore receive the following new wording:

“The General Meeting shall be called, in so far as no shorter period is allowed by law, no later than one month before the day by the end of which the shares must be deposited according to Article 15 of these Articles of Association with the day of calling and the day of deposit not to be considered for such calculation.”

6.10	Introduction of § 15 sub paragraph 4 (new) of the Articles of Association (Participation by Supervisory Board members in the General Meeting by video conference)

Also because of the Transparency and Publicity Act, the members of the Supervisory Board have the opportunity of participating in the General Meeting by video conference. The following new sub paragraph 4 shall be added to § 15 of the Articles of Association:

“The members of the Management Board and of the Supervisory Board should personally attend the General Meeting. If it is not possible for a member of the Supervisory Board to attend at the place of the General Meeting, in particular, because he is abroad for cause, he may participate in the General Meeting by sound and picture transmission.”

6.11	Introduction of § 15 sub paragraph 5 (new) of the Articles of Association (Voting rights proxy for the General Meeting )

Subject to corresponding amendment of the Articles of Association, the granting of proxies for the exercise of voting rights at the General Meeting is eased. § 15 of the Articles of Association shall supplemented by the addition of the following sub paragraph 5:

“If a voting right is to be exercised by a proxy, authorization in writing [“Textform"] shall be sufficient”.

6.12	Introduction of § 17 sub paragraph 5 (new) of the Articles of Association (Transmission of the General Meeting by internet)

Due to the Transparency and Publicity Act, it is now easier to transmit a General Meeting, even if not all shareholders consent. The legislature has, in particular, thought of transmission by internet. The following sub paragraph 5 shall be added to § 17 of the Articles of Association:

“The chairman can decide that the entire General Meeting or extracts therefrom be transmitted in sound and picture. Such transmission can even be in a form to which the public has unlimited access. The form of the transmission should be made known in the invitation.”

6.13	Introduction of § 18 sub paragraph 5 (new) of the Articles of Association (Approval of group financial statements)

Because of the Transparency and Publicity Act, it is now intended that the group financial statements be approved like the annual financial statements. In order to apply certain regulations for the annual financial statements to the group financial statements, the following sub paragraph 5 shall be added to § 18 of the Articles of Association:

“Sub paragraphs 2 and 3 shall apply corresponding to group financial statements and to report on the economic group position, as far as § 170 sub paragraph 1 sentence 2 AktG is applicable to the Company as Mother Company. “

Those shareholders who deposit their shares, during normal business hours, no later than on the May 16, 2003, with the Company, or a Notary Public in the Federal Republic of Germany, or a securities clearing and deposit bank, or Dresdner Bank AG and its branches, until the close of the General Meeting will be entitled to attend the General Meeting.

In case of deposit with a German Notary Public or a securities clearing and deposit bank, we would like to ask you to submit the certificate to be issued by them to the cash office of the Company no later than on the first workday after the deadline for deposit, i.e. by May 19, 2003.

The shares will be deemed properly deposited if, with the consent of the depository, the shares are blocked in favor of such depository at a credit institution until the close of the General Meeting.

The shareholder may also exercise his voting right and/or his right of attendance at the General Meeting by a proxy, for example the depositary bank, an association of shareholders or another person of his choice.

As a special service offered to the shareholder by the Company, the shareholder can authorize proxies who will be announced by the Company before the General Meeting. If the shareholder would like to authorize the nominated proxies, he needs an entrance card for the General Meeting. Proxies must be transmitted in written form. The necessary documents and information will be distributed to the shareholder together with the entrance card.

Each common share will grant one (1) vote in the General Meeting. The preference shares are non-voting shares.

Counter proposals to a proposal of the Management Board and Supervisory Board on a particular item on the agenda are to be made by May 8, 2003, 12:00 p.m. CET (midnight), exclusively to:

Fresenius Medical Care Aktiengesellschaft - Investor Relations- Else-Kröner-Straße 1 61352 Bad Homburg Telefax: 06172-609-2301 e-mail: ir-fms@fmc-ag.de

Counter proposals received in time at this address will be made accessible to other shareholders on www.fmc-ag.com without delay. Applications sent to any other address will not be taken into account.

Hof a.d. Saale, April 2003

Fresenius Medical Care Aktiengesellschaft

The Management Board

Notice to the ADR-Holders
regarding the Ordinary General Meeting
- US3580291066 // Securities Identification Number 879 529 -
- US3580292056 // Securities Identification Number 903 780 -

If holders of ADRs (American Depositary Receipts) intend to personally attend the General Meeting, they are asked to give the respective orders for the issuance of admission tickets via their depositary banks to the U.S. correspondent banks. In order to guarantee observance of the deposit period pursuant to Article 15 para. 1 of the Articles of Association, respective orders for the issuance of admission tickets must be received by the U.S. correspondent banks no later than May 8, 2003. Their depositary banks must ensure that their orders will be passed on in a timely manner.

The admission tickets will be issued for shares. Since one ADR represents one third of a share, admission tickets for ADR-holders may be issued only for three (3) ADRs or for integral multiples thereof. ADR-holders holding less than three (3) ADRs will be admitted as guests upon request.

If and to the extent that the ADRs represent preference shares, they carry no voting right in the Ordinary General Meeting.

If and to the extent that the ADRs represent common shares, the holders of ADRs may have the voting rights exercised in the Ordinary General Meeting via their depositary banks, by the Depositary, the JPMorgan Chase Bank. The Depositary will ensure that the voting rights will be exercised in accordance with the instructions given by the ADR-holders. The respective orders must likewise be received by the JPMorgan Chase Bank on May 9, 2003, at the latest. In this connection, it must be ensured that the ADRs for common shares will not be confused with the ADRs for preference shares.

Holders of ADRs, which represent common shares, may exercise the voting right in the Ordinary General Meeting also personally, but only for three (3) ADRs or for integral multiples thereof.

For the remaining fractions of ADRs representing common shares, the voting right may only be exercised in the Ordinary General Meeting via instructions given to the Depositary.

The attention of the depositary banks will be drawn to the publication of the ADR-guidelines in the “Wertpapiermitteilungen” [German Securities Business Journal], part 3 of April 12, 2003.

Hof a. d. Saale, April 2003

Fresenius Medical Care Aktiengesellschaft
The Management Board